                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                Semele Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   8166 18 201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Gary D. Engle, President, Equis Financial Group
--------------------------------------------------------------------------------
                  200 Nyala Farms, Westport, Connecticut 06880
                                 (203) 341-0555
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

--------------------------------------------------------------------------------

                                November 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 2 of 12 Pages
-----------------------------                     -----------------------------




-------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Gary D. Engle
-------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3.         SEC USE ONLY

-------------------------------------------------------------------------------
4.         SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
-------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  964,949
                            ---------------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None
                            ---------------------------------------------------
           EACH             9.    SOLE DISPOSITIVE POWER
        REPORTING                 887,889
                            ---------------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None
-------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           964,949
-------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               [ ]
-------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.3%
-------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 3 of 12 Pages
-----------------------------                     -----------------------------




-------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AFG Hato Arrow Limited Partnership
           I.R.S. I.D. No. 04-3144610
-------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3.         SEC USE ONLY

-------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

-------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
-------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  63,544
                            ---------------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None
                            ---------------------------------------------------
           EACH             9.    SOLE DISPOSITIVE POWER
        REPORTING                 63,544
                            ---------------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None
-------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           63,544
-------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               [ ]
-------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.6%
-------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 4 of 12 Pages
-----------------------------                     -----------------------------




-------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AFG Dove Arrow Limited Partnership
           I.R.S. I.D. No. 04-3140602
-------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3.         SEC USE ONLY

-------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

-------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
-------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  61,673
                            ---------------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None
                            ---------------------------------------------------
           EACH             9.    SOLE DISPOSITIVE POWER
        REPORTING                 61,673
                            ---------------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None
-------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           61,673
-------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               [ ]
-------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.5%
-------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 5 of 12 Pages
-----------------------------                     -----------------------------




-------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AIP/Larkfield Limited Partnership
           I.R.S. I.D. No. 04-3082082
-------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3.         SEC USE ONLY

-------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

-------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
-------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  73,483
                            ---------------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None
                            ---------------------------------------------------
           EACH             9.    SOLE DISPOSITIVE POWER
        REPORTING                 73,483
                            ---------------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None
-------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           73,483
-------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               [ ]
-------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.0%
-------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 6 of 12 Pages
-----------------------------                     -----------------------------




Item 1.

SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Semele Group Inc., a Delaware corporation ("Semele"). The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by the following four reporting persons (collectively, the Reporting Persons," and individually, a "Reporting Person"):

         1. Gary D. Engle. Mr. Engle is Chairman and Chief Executive Officer of Semele. Mr. Engle is also President and Chief Executive Office of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership ("Equis"). Equis is engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Engle's business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Engle is a U.S. citizen.

         2. AFG Hato Arrow Limited Partnership ("Hato"), a Massachusetts limited partnership. Hato is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Hato is AFG Leasing VI Incorporated ("Leasing VI"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Hato and Leasing VI are located at 88 Broad Street, Boston Massachusetts 02110. The executive officers of Leasing VI are Geoffrey A. MacDonald and James A. Coyne, and Mr. MacDonald is the sole director of Leasing VI. Leasing VI is controlled by Gary D. Engle. Mr. Engle is Chairman and Chief Executive Officer of Semele and President and Chief Executive Officer of Equis, Mr. MacDonald is Chairman of Equis and Mr. Coyne is President and Chief Operating Officer of Semele and Senior Vice President of Equis. Equis is controlled by Mr. Engle. The business address of each of Mr. Engle and Mr. Coyne is 200 Nyala Farms, Westport, Connecticut 06880. The business address for each of Mr. MacDonald and Equis is 88 Broad Street, Boston, Massachusetts 02110. Mr. Engle, Mr. MacDonald and Mr. Coyne are U.S. citizens.

         3. AFG Dove Arrow Limited Partnership ("Dove"), a Massachusetts limited partnership. Dove is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Dove is Leasing VI. The principal place of business and principal office of Dove are located at 88 Broad Street, Boston Massachusetts 02110.

         4. AIP/Larkfield Limited Partnership ("Larkfield"), a Massachusetts limited partnership. Larkfield is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Larkfield is AFG Leasing IV

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 7 of 12 Pages
-----------------------------                     -----------------------------



Incorporated ("Leasing IV"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Larkfield and Leasing IV are located at 88 Broad Street, Boston Massachusetts 02110. The executive officers of Leasing IV are Mr. MacDonald and Mr. Coyne, and Mr. Engle and Mr. MacDonald are the directors of Leasing IV. Leasing IV is controlled by Mr. Engle.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Engle as of November 2, 2000, acquired 400,789 shares of Common Stock of Semele in payment of $2,084,108 of principal and accrued interest owed to Mr. Engle under the terms of a promissory note issued to Mr. Engle on December 22, 1999, in connection with the acquisition by Semele on that date of 85% of the outstanding capital stock of Equis II Corporation ("Equis II") for approximately $19.6 million. The other selling Equis II stockholders were Mr. Coyne and four trusts for the benefit of Mr. Engle's children, of which Mr. Engle's brother serves as trustee.

         Semele and the former Equis II stockholders agreed that the installment of the purchase price of $3,6000,000 in the aggregate that was due on May 31, 2000, plus accrued interest of $99,600 in the aggregate through August 31, 2000, be paid in 711,462 shares of Semele Common Stock valued at $5.20 per share, if stockholder approval for the payment in shares was obtained. Stockholder approval was obtained on November 2, 2000. On October 31, 2000, the closing price of a share of Semele Common Stock on the Nasdaq Small Cap Market was $4.00 per share.

         None of the 400,789 shares of Semele Common Stock acquired by Mr. Engle was registered under the Securities Act of 1933.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Engle acquired the shares of Semele Common Stock in connection with Semele's acquisition of Equis II, the purpose of which was to provide Semele with access to additional capital, to diversify Semele's asset base and to provide it with a larger asset base over which it could amortize its fixed costs. Mr. Engle agreed to the payment of the May 31, 2000, installment of the purchase price plus accrued interest through August 31,

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 8 of 12 Pages
-----------------------------                     -----------------------------



2000, in Semele Common Stock because he believes the Common Stock to be an attractive investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this statement, Mr. Engle beneficially owns 964,949 shares of Semele Common Stock, representing approximately 39.3% of the outstanding shares of Semele Common Stock, Hato beneficially owns 63,544 shares of Semele Common Stock, representing approximately 2.6% of the outstanding shares of Semele Common Stock, Dove beneficially owns 61,673 shares of Semele Common Stock, representing approximately 2.5% of the outstanding shares of Semele Common Stock, and Larkfield beneficially owns 73,483 shares of Semele Common Stock, representing approximately 3.0% of the outstanding shares of Semele Common Stock. The shares beneficially owned by Mr. Engle include 689,189 shares owned directly, 77,060 shares owned by the trustee of a rabbi trust for the benefit of Mr. Engle, which represent salary deferred by Mr. Engle through October 30, 2000, and the aggregate of 198,700 shares owned by Hato, Dove and Larkfield, which Mr. Engle is deemed to beneficially own because he has effective control over those partnerships. Mr. Engle disclaims beneficial ownership of all the shares owned by Hato, Dove and Larkfield, except to the extent that he has a pecuniary interest in such shares under Section 16(a) of the Act. Hato disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Dove or Larkfield, Dove disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Hato or Larkfield and Larkfield disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Hato or Dove.

         Mr. Engle has the sole power to vote and dispose of, or to direct the vote and disposition of, the 689,189 shares owned by him individually. Mr. Engle has the sole power to vote or to direct the vote of the 77,060 shares owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares. Because Mr. Engle has effective control over Hato, Dove and Larkfield, he may be deemed to have the sole power to vote and dispose of, or to direct the vote and disposition of, the 198,700 shares owned by those partnerships. Each of Hato, Dove and Larkfield has the sole power to vote and dispose of, or to direct the vote and disposition of, the shares of Semele Common Stock owned by it.

         There have been no transactions in Semele Common Stock by any Reporting Person, or, to the best knowledge of the Reporting Persons, by any of the other persons identified in Item 2 above, during the 60-day period prior to the date of this statement, except as follows: On May 31, the trustee of the rabbi trust for the benefit of Mr. Engle, which is also for the benefit of Mr. Coyne, received from Semele 2,273 shares of Semele Common Stock for the benefit of Mr. Engle and 2,272 shares of Semele Common Stock for the benefit of Mr. Coyne, valued at $4.40 per share; on June 30, 2000, the trustee received 2,228 shares for the benefit of Mr. Engle and 2,229 shares for the benefit of Mr. Coyne, valued at $4.4875 per share; on July 31, 2000, the trustee received 2,286 shares for the benefit of Mr.

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 9 of 12 Pages
-----------------------------                     -----------------------------



Engle and 2,285 shares for the benefit of Mr. Coyne, valued at $4.375 per share; on August 31, 2000, the trustee received 2,272 shares for the benefit of Mr. Engle and 2,273 shares for the benefit of Mr. Coyne, valued at $4.40 per share; on September 30, 2000, the trustee received 2,282 shares for the benefit of Mr. Engle and 2,282 shares for the benefit of Mr. Coyne, valued at $4.3818 per share; and on October 31, 2000, the trustee received 2,367 shares for the benefit of Mr. Engle and 2,367 shares for the benefit of Mr. Coyne, valued at $4.225 per share. All these shares represent salary deferred by Messrs. Engle and Coyne during 2000.

         Except for the respective partners comprising each of Hato, Dove and Larkfield and the trustee of the rabbi trust for the benefit of Mr. Engle, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and, except for the respective partners comprising each of Hato, Dove and Larkfield, no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of, the Semele Common Stock owned by any Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Of the shares beneficially owned by Mr. Engle, 77,060 shares are held by the trustee of a rabbi trust for the benefit of Mr. Engle. These shares represent Mr. Engle's salary from Semele, which he has elected to defer. Shares in the rabbi trust attributable to Mr. Engle's salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Engle are forfeited and returned to Semele if Semele terminates Mr. Engle's employment for cause. Shares held in the rabbi trust for the benefit of Mr. Engle will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradeable, Semele will redeem the shares in installments within three years at fair market value.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement dated November 20, 2000, among the Reporting Persons.

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 10 of 12 Pages
-----------------------------                     -----------------------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2000                   /s/ Gary D. Engle
                                    --------------------------------------------
                                    Gary D. Engle

                                    AFG HATO ARROW LIMITED PARTNERSHIP
                                         By:  AFG Leasing VI Incorporated, its
                                               General Partner

November 20, 2000                              By: /s/ Michael J. Butterfield
                                                   -----------------------------
                                                   Michael J. Butterfield,
                                                     Treasurer

                                    AFG DOVE ARROW LIMITED PARTNERSHIP
                                         By:  AFG Leasing VI Incorporated, its
                                               General Partner


November 20, 2000                              By: /s/ Michael J. Butterfield
                                                   -----------------------------
                                                   Michael J. Butterfield,
                                                     Treasurer

                                    AIP/LARKFIELD LIMITED PARTNERSHIP
                                         By:  AFG Leasing IV Incorporated, its
                                               General Partner


November 20, 2000                              By: /s/ Michael J. Butterfield
                                                   -----------------------------
                                                   Michael J. Butterfield,
                                                     Treasurer

                                  SCHEDULE 13D


-----------------------------                     -----------------------------
  CUSIP No. 8166 18 201                               Page 11 of 12 Pages
-----------------------------                     -----------------------------



                                  EXHIBIT INDEX

EXHIBIT                                                              PAGE NUMBER

1.        Joint Filing Agreement dated November 20, 2000, among the     12
          Reporting Persons.